# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, Plaza 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001104659-21-148211
Filed by CIK 0001740904
Persons authorized to receive notices and communications: Andrew Chan, Suite 1313, Two Pacific Place, 88 Queensway, Hong Kong, Hong Kong (K3), 000000, 852 3643 0755

## Reporting persons
- Centurium Holdings Ltd. (CIK 0001740904): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 794,357,311; sole dispositive power 0; shared dispositive power 794,357,311; aggregate amount beneficially owned 794,357,311 (31.36% of the class)
  Comment: The reported securities represent 362,800,692 Class A Ordinary Shares and 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).
- Hui Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 794,357,311; sole dispositive power 0; shared dispositive power 794,357,311; aggregate amount beneficially owned 794,357,311 (31.36% of the class)
  Comment: The reported securities represent 362,800,692 Class A Ordinary Shares and 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, Plaza 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the prior statement on Schedule 13D as filed on December 9, 2021 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on January 27, 2022 (the "Amendment No. 1"), Amendment No. 2 to Schedule 13D as filed on March 11, 2022 (the "Amendment No. 2") and Amendment No. 3 to Schedule 13D as filed on July 18, 2024 (the "Amendment No. 3" and as amended and supplemented by this Amendment No. 4, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value US$0.000002 per share (the "Class A Ordinary Shares") of Luckin Coffee Inc., a Cayman Islands exempted company (the "Issuer"), whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen City, Fujian, People's Republic of China, 361008.

In addition to the Class A Ordinary Shares, this Schedule 13D discloses interests with respect to the Class B ordinary shares, par value US$0.000002 per share, of the Issuer (the "Class B Ordinary Shares") and the senior convertible preferred shares, par value US$0.000002 per share, of the Issuer (the "Preferred Shares").

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Preferred Share is entitled to a number of votes equal to the number of Class A Ordinary Shares into which such Preferred Share is convertible. Each Preferred Share shall be convertible, at any time at the option of the holder thereof and at such holder's sole discretion, into that number of Class A Ordinary Shares (or an equivalent number of ADSs) determined by dividing (i) the sum of the original issue price plus any declared but unpaid dividends on such Preferred Share, by (ii) the conversion price in effect at time of the conversion, which shall initially be the original issue price of US$0.8125 per Preferred Share and is subject to adjustment from time to time. In addition, certain reserved matters are subject to prior written consent of the holders of a majority of the outstanding Preferred Shares and holders of Preferred Shares are entitled to certain downside protection from regulatory events.
The Issuer's American depositary shares (the "ADSs"), each representing eight Class A Ordinary Shares, were previously listed on NASDAQ and traded under the symbol "LK" prior to their delisting on July 1, 2020, and are currently trading on the OTC Pink Sheets under the symbol (OTCPK: LKNCY).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2025, Fortunate Cup Holdings Limited ("Fortunate Cup"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, sold 8,606,496 Class A Ordinary Shares represented by 1,075,812 ADSs at a price of US$3.46 per share (or US$27.67 per ADS) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Rule 144 Sale"). Upon consummation of the Rule 144 Sale, each Reporting Person's beneficial ownership decreased to 794,357,311 Class A Ordinary Shares, representing 31.36% of the outstanding Class A Ordinary Shares of the Issuer. This calculation is based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(a).

After giving effect to the Rule 144 Sale, the reported securities are directly held as follows: (a) Lucky Cup Holdings Limited ("Lucky Cup"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 136,172,000 Class B Ordinary Shares, convertible into 136,172,000 Class A Ordinary Shares; (b) Fortunate Cup holds 4 Class B Ordinary Shares, convertible into 4 Class A Ordinary Shares; (c) Cannonball Limited ("Cannonball"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 295,384,615 Preferred Shares, convertible into 295,384,615 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (d) Camel ZQ Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 56,573,990 Class A Ordinary Shares; (e) Cameleer L.P. ("Cameleer"), a limited partnership incorporated under the laws of the Cayman Islands, holds 125,405,404 Class A Ordinary Shares; (f) Cameleer II L.P. ("Cameleer II"), a limited partnership incorporated under the laws of the Cayman Islands, holds 102,344,669 Class A Ordinary Shares; (g) CCM Prosper L.P., a limited partnership incorporated under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; (h) Masterclass Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; and (i) Tianyu Ruikong Limited, a company incorporated under the laws of the British Virgin Islands, holds 13,848,817 Class A Ordinary Shares.

Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("Centurium Fund I"), is the sole shareholder of Lucky Cup and Fortunate Cup. Mr. Li has sole voting and investment discretion with respect to Tianyu. Centurium Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("USD Fund II"), is the sole shareholder of Masterclass. Cannonball is wholly owned by (i) Centurium Fund I, (ii) CCM Lucky, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("CCM Lucky") and (iii) CCM CB II, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("CCM CB II", and together with CCM Lucky, Centurium Fund I, USD Fund II, Cameleer, Cameleer II and CCM Prosper, the "Funds").

Centurium holds interests in the general partners of certain private equity funds, including the Funds, that hold interests in Lucky Cup, Fortunate Cup, Cannonball and Masterclass. Mr. Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., which is the sole shareholder of Centurium. All voting power in Camel ZQ is held by an entity ultimately controlled by Mr. Li.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each Reporting Person to Rows (7) through (10) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(b).

Each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 4 Class B Ordinary Shares held by Fortunate Cup, (iii) 295,384,615 Preferred Shares held by Cannonball, (iv) 56,573,990 Class A Ordinary Shares held by Camel ZQ, (v) 125,405,404 Class A Ordinary Shares held by Cameleer, (vi) 102,344,669 Class A Ordinary Shares held by Cameleer II, (vii) 32,313,906 Class A Ordinary Shares held by CCM Prosper, (viii) 32,313,906 Class A Ordinary Shares held by Masterclass, and (ix) 13,848,817 Class A Ordinary Shares held by Tianyu.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated March 5, 2025, between Centurium Holdings Ltd. and Hui Li.

## Signatures
- Centurium Holdings Ltd.: /s/ Hui Li, Hui Li / Director (03/05/2025)
- Hui Li: /s/ Hui Li, Hui Li / Director (03/05/2025)